CONSENT OF INDEPENDENT OIL AND GAS RESERVOIR ENGINEERS

     We hereby consent to the use in the prospectus constituting a part of this registration statement on Form F-1 of Paramount Energy Trust of our report dated July 10, 2002 and to the references to us in the such prospectus under the captions “Summary Reserve Information”; “Management’s Discussion and Analysis and Liquidity and Capital Resources”; “Initial Business and Properties of PET”; “Details of the Rights Offering”; “Business and Properties Relating to the Additional Assets”; and “Experts”.

Yours very truly,

/s/	McDaniel & Associates Consultants Ltd.

McDaniel & Associates Consultants Ltd.

Calgary, Alberta
August 15, 2002